SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                                FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 30, 1996

                                   OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


   Commission file number : 1-3034


                      NORTHERN STATES POWER COMPANY

                      EMPLOYEE STOCK OWNERSHIP PLAN




               NORTHERN STATES POWER COMPANY (the "Company")

                            414 NICOLLET MALL
                      MINNEAPOLIS, MINNESOTA 55401




                        NORTHERN STATES POWER COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN
                                 _________

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                               December 30,     December 30,
                                                   1996             1995

ASSETS:
  Total noninterest-bearing cash                          $1          ($1,324)
  Receivables:
    Participant contributions                          2,539            2,733
    Dividends and interest                         4,051,136        3,838,924
        Total                                      4,053,676        3,840,333

  General investments:
    Interest-bearing cash
        (including money market funds)                 1,758           15,093

  Employer-related investments:
    Investment in Northern States
    Power Company common stock                   270,459,824      282,600,454

            TOTAL ASSETS                         274,515,258      286,455,880

LIABILITIES:
  Loans and interest payable to
  Northern States Power Company                   17,765,580        9,999,929
            TOTAL LIABILITIES                     17,765,580        9,999,929

            NET ASSETS AVAILABLE
               FOR PLAN BENEFITS                $256,749,678     $276,455,951


See accompanying notes to financial statements.


                        NORTHERN STATES POWER COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN
                                  _________

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                             Year Ended
                                                            December 30,
INCOME:                                                         1996
  Contributions:
    Employers                                                  $4,663,106
    Participants                                                   35,088
      Total contributions                                       4,698,194

  Earnings on investments:
    Interest-bearing cash
        (including money market funds)                             14,762

  Dividends:
   Northern States Power Company common stock                  15,745,187

  Net gain (loss) on sale of assets:
    Aggregate proceeds                                         21,081,462
    Aggregate carrying amount                                  12,906,394
      Total net gain (loss) on sale of assets                   8,175,068

  Unrealized appreciation
     (depreciation) of assets                                 (26,665,324)

            TOTAL INCOME                                        1,967,887

EXPENSES:
  Benefit payments directly to participants
      or beneficiaries                                         21,071,523
  Interest expense                                                592,736
  Other                                                             9,901

            TOTAL EXPENSES                                     21,674,160

            NET INCREASE (DECREASE) IN PLAN ASSETS            (19,706,273)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                         276,455,951

    End of year                                              $256,749,678


See accompanying notes to financial statements.


                 NORTHERN STATES POWER COMPANY
                 EMPLOYEE STOCK OWNERSHIP PLAN
                   (EIN: 41-0448030 PN: 002)



                 NOTES TO FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies

     Investments - Substantially all investments of the Northern States Power Company Employee Stock Ownership Plan (the "Plan") consist of common stock of Northern States Power Company (Minnesota) (the "Company") and are carried at market. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined on the average cost basis.

     Use of Estimates - In recording transactions and balances resulting from Plan activity, the Plan uses estimates based on the best information available. Estimates are used for such items as interest and dividends receivable. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, Plan operating results can be affected by revisions to prior estimates.

     Other - The Plan follows the accrual basis of accounting. Most administrative expenses of the Plan are paid by the Company or its subsidiaries, except that terminating participants who at their election desire an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.

2.   Plan Description

     The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     General - Adopted in 1975, the Plan is a defined contribution employee benefit plan which provides eligible employees of the Company and its participating subsidiaries (collectively the "Companies") with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. The Plan covers substantially all of the employees of the Companies.

     Funding - Assets of the Plan are maintained in a trust. The Companies can make contributions to the Plan at their discretion. Generally, the Company makes contributions to the extent that tax savings are realized by the Companies as a result of the use of the dividends received by the Plan to repay the loan, as discussed below. Shares purchased with contributions made by the Company are allocated to the eligible active participants' accounts in the proportion that the participants' covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $150,000, as required by the Internal Revenue Code. Since 1977, the Plan has also provided for voluntary savings contributions to be made by eligible employees through payroll deductions which are not matched by the Companies under current Plan provisions.

     Benefits - Each participant is fully vested (that is, has a right which cannot be lost) in all of the common stock allocated to the participant's account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits limited in-service withdrawals of amounts attributable to employee contributions, but some withdrawals are available only to satisfy qualifying hardships, and some amounts may be withdrawn only after a seven-year holding period.

     Loans - The Plan is designed so that loans may be taken out by the Plan and the proceeds used to purchase shares of Company common stock. (See
     Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loan. As the dividends for shares allocated to participant accounts are applied to the loan, the shares purchased with the loan proceeds are allocated to the individual accounts of the active participants whose dividends were used, as though the dividends were used to purchase stock on the open market, but at the price per share of the shares acquired with the loan proceeds, if that price is lower than the market price. Dividends are applied to loan repayments before any contributions by the Companies are applied.

     Plan Termination - There is no specified term for the Plan but the employer may terminate the Plan at any time in accordance with the provisions of ERISA.

3.   Federal Income Tax

     The Plan has been determined by the Internal Revenue Service to be a qualified plan under Section 401(a) of the Internal Revenue Code (the
     Code). As a result, any income earned by the Plan is exempt from federal income tax. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code to maintain compliance with Section 401(a). Based on amendments to the Plan made in the 1993 plan year, the Company requested the Internal Revenue Service determine that the Plan as amended continues to qualify under Section 401(a). In September 1995, the Company received a favorable determination letter from the IRS reaffirming the Plan's status as a qualified plan under section 401(a) of the Code.

     As long as the Plan remains a qualified plan, participants are not subject to income tax on amounts contributed by the Companies or any income received by the Plan until a distribution is received from the Plan. Participants may not claim a deduction on their Federal income tax return for any employee contributions. Distributions in excess of the participant's contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan, may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986 may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Through tax year 1999, other participants may elect a one time only 5-year averaging option for lump sum distributions received after the participant attains age 59 1/2.

4.   Changes In Unrealized Appreciation (Depreciation)
     Of Company Common Stock

                                                          Unrealized
                                                         Appreciation
                            Market Value*      Cost     (Depreciation)

     Balance, December
           30, 1995        $282 600 454    $173 141 887   $109 458 567
     Net Change             (12 140 630)     14 524 694    (26 665 324)

     Balance, December
           30, 1996        $270 459 824    $187 666 581   $ 82 793 243

*The market value at December 30, 1996 and 1995 was $45 7/8 and $49 1/8 per share, respectively.

5.   Allocation of Plan Investments

     The Plan's cash investments are not allocated to participants. The Plan's investments in Company common stock were allocated to participants' accounts at December 30, 1996 and 1995 as follows:

                                 1996                    1995
                       Allocated   Unallocated    Allocated    Unallocated

Number of Shares       5 420 993       474 589    5 407 993        344 688
Market Value        $248 688 054   $21 771 770 $265 667 656    $16 932 798
Cost                $165 716 468   $21 950 113 $157 919 161    $15 222 725

6.   Related Party Transactions

     Transactions with the Company - Income from common stock dividends relate to Company shares held by the Plan. Income receivables include dividends on Company stock payable to the Plan of $4,051,129 and $3,838,799 at December 30, 1996 and 1995, respectively. Employer contributions for the 1996 plan year were based on tax savings realized by the Company.

     Loan Payable - In September 1996 and March 1995, the Plan entered into respective $15,000,000 term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company.
     The proceeds of the loans were used to purchase the Company's common stock. In September 1996 and April 1995, the Company obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over approximately seven years. Loan payments in the amount of $7,302,869 and $7,823,247 were made during the years ended December 30, 1996 and 1995, respectively. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates (LIBOR). At
     December 30, 1996 the interest rate was 5.5% on the loan dated
     September 1996 and 5.8% on the loan dated April 1995.

7.   Reconciliation of Financial Statements to Form 5500

       As required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, on the Plan's Form 5500 report the net asset amounts allocable to withdrawing participants are recorded as a liability based on benefit claims that have been processed and approved for payment prior to December 30 but have not yet been paid as of that date. As required by generally accepted accounting principles, on the accompanying financial statements such amounts are recorded as paid.

       The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500 report filed with the Department of Labor:

                                                      December 30,
                                                  1996             1995

       Net assets available for benefits
        per these financial statements    $256 749 678     $276 455 951

       Benefits payable to withdrawing
        participants                               (0)      (1 867 929)

       Net assets available for benefits
        per the Form 5500                 $256 749 678     $274 588 022

       The following is a reconciliation of benefit expenses per the financial statements to Form 5500:

                                                            Year Ended
                                                          December 30,
                                                                  1996

       Benefit expenses per these
        financial statements                               $21 071 523
       Add:  Benefits payable to
        withdrawing participants at
        December 30, 1996                                            0
       Less:  Benefits payable to withdrawing
        participants at December 30, 1995                  (1 867 929)
       Benefits paid to participants
        per Form 5500                                      $19 203 594

Item 27a - Schedule of Assets held for Investment Purposes at December 30,
1996

                          DESCRIPTION OF
IDENTITY OF ISSUE           INVESTMENT              COST     CURRENT VALUE

* Northern States
    Power Company    Common Stock - Par $2.50   $187 666 581   $270 459 824



*  Known to be a party-in-interest to the Plan.

Item 27d - Schedule of Reportable Transactions



(a)Identity  (b)Description (c)Purchase (d)Selling (h)Current   (i)Net gain
   of           of             Price       Price      Value        or (loss)
   Party        Transaction
   Involved

Single Transactions

Northern        Seven year
States Power    variable
Company *       rate loan to
                the Plan for
                the purchase
                of Common
                Stock                                 $15,000,000

Northern        Purchase of
States Power    Common Stock
Company *       by the Plan                           $15,000,000

Series of Transactions - Security of the Same Issue

Northern        Purchases and
States Power    Sales of
Company         Northern
Common          States Power
Stock *         Company
                Common Stock
                by the Plan    $27,431,089      $9,939             $3,680

First Bank      Purchases and
N.A. *          Sales of First
                American
                Institutional
                Money Fund     $24,548,176 $24,561,511

Series of Transactions - Same Person

Northern        Northern
States Power    States Power
Company *       Co. Common
                Stock Dividends,
                Employer
                Contribution,
                and Purchase of
                Common Stock
                from Northern
                States Power
                Company                               $29,180,334



*   Known to be a party in interest.

               REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator
of the Northern States Power Company
Employee Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northern States Power Company Employee Stock Ownership Plan (the Plan) at December 30, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information provided in Items 27a and 27d is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental items have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/

Price Waterhouse LLP
Minneapolis, Minnesota
June 27, 1997

                                  Signature

As permitted under Form 11-K rules, the Company's Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Northern States Power Company
                                   Employee Stock Ownership Plan
                                       (Registrant)



                                   By/s/
                                     E J McIntyre
                                     Vice President and Chief Financial
                                      Officer
                                     Northern States Power Company

June 27, 1997


                                EXHIBIT INDEX


Method of                 Exhibit
 Filing                     No.         Description

   DT                      23.01        Consent of Independent Accountants

DT = Filed electronically with this direct transmission.